UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Orthovita, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

6875U1025

 (CUSIP Number)

K. Thomas Bailey Angiotech Pharmaceuticals, Inc. 1618 Station Street Vancouver, BC V6A 1B6, Canada (604) 221-7676

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 27, 2007

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 6875U1025

1	Name of Reporting Persons. I.R.S.Identification Nos. of above persons (entities only). ANGIOTECH PHARMACEUTICALS, INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) NOT APPLICABLE
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization British Columbia, Canada
Number of Shares? Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 -
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) CO

Explanatory Statement.  This constitutes Amendment No. 1 to the Statement on Schedule 13D filed by Angiotech Pharmaceuticals, Inc. (“Angiotech”), a corporation organized under the laws of British Columbia, Canada pursuant to the Company Act (British Columbia), the predecessor to the Business Corporations Act (British Columbia), on June 10, 2005 related to the common stock, par value $0.01 per share (the “Common Stock”), of Orthovita, Inc., a Pennsylvania corporation (“Orthovita”).

Item 3 - Source and Amount of Funds or Other Consideration

Item 3 is amended and restated in its entirety as follows:  Not applicable.

Item 4 - Purpose of Transaction

Item 4 is amended and restated in its entirety as follows:

Angiotech disposed of 5,681,818 shares of Orthovita Common Stock on March 27, 2007.  As a result, Angiotech no longer owns any shares of Orthovita Common Stock.

Item 5 - Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a)

Angiotech ceased to be the beneficial owner of any shares of Orthovita Common Stock on March 27, 2007.  Accordingly, Angiotech owns 0% of the shares of Orthovita Common Stock.

(b)

As of the date of this report, Angiotech does not have voting or dispositive with respect to any Orthovita Comon Stock.

(c)

On March 27, 2007, Angiotech sold an aggregate total of 5,681,818 shares of Orthovita Common Stock.  After the sale, and as of the date of this report, Angiotech holds no shares of Orthovita Common Stock.

(d)

Not applicable.

(e)

On March 27, 2007, Angiotech ceased to be the beneficial owner of more than five percent of the Common Stock of Orthovita.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Angiotech Pharmaceuticals, Inc.

April 3, 2007
Date

/s/ K. Thomas Bailey
Signature

K. Thomas Bailey
Chief Financial Officer
Name/Title